





Subscribe | Past Issues | Translate

View this email in your browser

Seize the Time

Good Afternoon KOA Fam,

Over 40k raised!!

We hope this message finds you well. In a world saturated with mainstream content, we invite you to embark on a thrilling journey into the vibrant and dynamic universe of independent anime. This is your chance to be a part of something truly extraordinary, where creativity knows no bounds and imagination reigns supreme.

Visit Our Campaign Page Below

Warm regards,

-Q

Invest Now

Copyright © 2024 Knight of Abyss, All rights reserved.

Want to change how you receive these emails?
You can update your preferences or unsubscribe from this list.

Subscribe   Past Issues   Translate ▼

